As filed with the United States Securities and Exchange Commission on July 31, 2017

333-205885

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 2 TO

FORM F-6

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

KONINKLIJKE AHOLD DELHAIZE N.V.

(Exact name of issuer of deposited securities as specified in its charter)

Royal Ahold Delhaize
(Translation of issuer’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of depositary as specified in its charter)

60 Wall Street
New York, New York 10005
(212) 250-9100

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

CSC Corporation Services Co.

80 State Street

Albany, New York 12207-2543

Tel: (518) 471-5400

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Deutsche Bank Trust Company Americas

60 Wall Street
New York, New York 10005
(212) 250-9100

It is proposed that this filing become effective under Rule 466

☒	immediately upon filing

☐	on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one Common Share of Koninklijke Ahold Delhaize N.V.	N/A	N/A	N/A	N/A

As permitted by Rule 429 under the Securities Act of 1933, as amended (the “Securities Act”), the Prospectus included in this Registration Statement also relates to securities registered under Registration Statement No. 333-189583 previously filed by the Registrant.

This Post-Effective Amendment to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I
INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt, included as Exhibit A to the Form of Third Amendment to the Second Amended and Restated Deposit Agreement (the “Deposit Agreement”) filed as Exhibit (a)(4) to this Post-Effective Amendment to Registration Statement on Form F-6 and incorporated herein by reference.

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption			Location in Form of American Depositary Receipt ("Receipt") Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Face of Receipt - Introductory Article.

2.	Title of Receipts and identity of deposited securities		Face of Receipt - Top Center.

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share ("ADSs")	Face of Receipt - Top Center.

	(ii)	The procedure for voting, if any, the deposited securities	Paragraphs (15), (16) and (18).

	(iii)	The collection and distribution of dividends	Paragraphs (12), (14) and (15).

	(iv)	The transmission of notices, reports and proxy soliciting material	Paragraphs (11), (15) and (16).

	(v)	The sale or exercise of rights	Paragraph (13).

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (12) and (17).

	(vii)	Amendment, extension or termination of the deposit agreement	Paragraphs (20) and (21) (no provision for extensions).

	(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of ADSs	Paragraph (11).

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (2), (3), (4), (5), (6) and (8).

	(x)	Limitation upon the liability of the Depositary	Paragraphs (12), (13), (14), (18) and (21).

3.	Fees and charges which may be imposed directly or indirectly on holders of ADSs		Paragraphs (7) and (8).

Item 2.	AVAILABLE INFORMATION	Paragraph (11).

Statement that upon effectiveness of the termination of Koninklijke Ahold Delhaize N.V.'s (the "Company") reporting requirements under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company will publish information in English required to maintain the exemption from registration under Rule 12g3-2(b) under the Exchange Act on its Internet Web site or through an electronic information delivery system generally available to the public in its primary trading market. As of the date hereof, the Company’s Internet Website is www.aholddelhaize.com.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)(1)	Form of Second Amended and Restated Deposit Agreement (the "Deposit Agreement"), dated as of , 2013, by and among the Company, Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and all Owners and Beneficial Owners of American Depositary Shares. – Previously filed as an Exhibit to Registration Statement No. 333-189583, filed with the Commission on June 25, 2013, which is incorporated herein by reference.

(a)(2)	Form of Amendment to Deposit Agreement. Previously filed as an Exhibit to Registration Statement No. 333-205885, filed with the Commission on July 27, 2015, which is incorporated herein by reference.

(a)(3)	Form of Second Amendment to Deposit Agreement. Previously filed as an Exhibit to Post-Effective Amendment No. 1 Registration Statement No. 333-205885, filed with the Commission on June 21, 2016, which is incorporated herein by reference.

(a)(4)	Form of Third Amendment to Deposit Agreement, including the form of Receipt. Filed herewith as Exhibit (a)(4).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. – Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the Company in effect at any time within the last three years. – Not Applicable.

(d)	Opinion of counsel to the Depositary as to the legality of the securities being registered. – Previously filed as an Exhibit to Registration Statement No. 333-205885, filed with the Commission on July 27, 2015, which is incorporated herein by reference.

(e)	Certification under Rule 466. – Filed herewith as Exhibit (e)

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. – Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Deposit Agreement, by and among Koninklijke Ahold Delhaize N.V., Deutsche Bank Trust Company Americas, as depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on July 31, 2017.

Legal entity created by the Deposit Agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares, each representing one (1) common share of Koninklijke Ahold Delhaize N.V.

Deutsche Bank Trust Company Americas, solely in its capacity as Depositary

By:	/s/ Christopher Konopelko
Name: Christopher Konopelko
Title: Director

By:	/s/ Michael Curran
Name: Michael Curran
Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Koninklijke Ahold Delhaize N.V. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in Zaandam, The Netherlands on July 31, 2017.

Koninklijke Ahold Delhaize N.V.

By:	/s/ Jeff Carr
Name:	Jeff Carr
Title:	Chief Financial Officer; Member Management Board and Executive Committee

POWER OF ATTORNEY

Know all persons by these presents that each person whose signature appears below constitutes and appoints Miguel Silva Gonzalez his or her true lawful attorneys-in-fact and agents with full and several power of substitution and resubstitution for and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments and supplements to this registration statement and any registration statements pursuant to Rule 462(b) under the Securities Act of 1933, as amended, relating thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they or he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment to Registration Statement on Form F-6 has been signed by the following persons in the capacities indicated on July 31, 2017.

Signatures	Capacity

/s/ Dick Boer	President and Chief Executive Officer
Dick Boer	and Chairman of the Management Board and Executive Committee
(Principal Executive Officer)

/s/ Frans Muller	Deputy Chief Executive Officer
Frans Muller	and Chief Integration Officer; Member Management Board
and Executive Committee

/s/ Pierre Bouchut	Chief Operating Officer, Europe and Indonesia;
Pierre Bouchut	Member Management Board and Executive Committee

/s/ Jeff Carr	Chief Financial Officer; Member Management Board
Jeff Carr	and Executive Committee (Principal Financial Officer)

/s/ Kevin Holt	Chief Operating Officer, Ahold USA;
Kevin Holt	Member Management Board and Executive Committee;
Authorized Representative in the United States

/s/ Guy Thomson	Senior Vice President and Chief Accounting Officer
Guy Thomson	(Principal Accounting Officer)

INDEX TO EXHIBITS

Exhibit Number

(a)(4)	Form of Third Amendment to Deposit Agreement

(e)	Rule 466 Certification